UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of: October 2011
Commission File Number: 000-30827

CLICKSOFTWARE TECHNOLOGIES LTD.
(Translation of registrant's name into English)

94 Em Hamoshavot Road
Petach Tikva 49527, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

Indicate by check mark, whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐     No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  ___

Attached hereto and incorporated by reference herein is the registrant's press release issued on October 3, 2011 announcing preliminary results of its third quarter ended September 30, 2011, and increasing its annual guidance for 2011.

The information in the first sentences of the second and fourth paragraphs and the entirety of the “safe harbor” paragraph of the press release attached to this Form 6-K of CLICKSOFTWARE TECHNOLOGIES LTD. are incorporated by reference into the Registration Statements on Form S-8 (registration numbers 333-42000, 333-115003, 333-135435, 333-141307, 333-149825, 333-158839, 333-166028 and 333-173200) and Form F-3 (registration number 333-166046) of the Company, filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports  subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CLICKSOFTWARE TECHNOLOGIES LTD.
(Registrant)

	By:	/s/ Shmuel Arvatz
		Name:	Shmuel Arvatz
		Title:	Executive Vice President and
Chief Financial Officer

Date: October 3, 2011

ClickSoftware Contact:	Investor Relations Contact:
Noa Schuman	Rob Fink / Chi-Chi Millaway
Investor Relations	KCSA Strategic Communications
+972-3-7659-467	212-896-1206 / 212-896-1269
noa.schuman@clicksoftware.com	rfink@kcsa.com / cmillaway@kcsa.com

ClickSoftware Expects Record Revenues for Q3 2011; Increases Annual Guidance for 2011

BURLINGTON, MA, October 3, 2011 – ClickSoftware Technologies Ltd. (NasdaqGS: CKSW), the leading provider of automated workforce management and optimization solutions for the service industry, today announced preliminary results for the third quarter ended September 30, 2011.

The Company anticipates record revenues for Q3 2011 in an approximate range of $22.7 to $23.5 million.  The Company also revised upward its annual guidance for full year 2011 to the range of approximately $85 to $87 million, compared with the previously provided annual guidance of between $81.5 and $85 million.

“ClickSoftware continues to see strong business”, stated Dr. Moshe BenBassat, ClickSoftware’s Chairman and CEO. “Not only did we generate strong results in the third quarter, additional new contracts are now in advanced stages for closure in the upcoming quarter, which give us sufficient comfort to increase our guidance for the full year 2011”, he added.

The above assessment for the third quarter of 2011 is based on the Company’s initial analysis and is subject to change as additional financial information becomes available.  ClickSoftware expects to report its final financial results for the third quarter of 2011 towards the end of October 2011. A news release announcing the exact date, and dial-in and webcasting details for the conference call, will be issued in advance.

About ClickSoftware
ClickSoftware is the leading provider of automated workforce management and optimization solutions for every size of service business. Our portfolio of solutions, available on demand and on premise, creates business value through higher levels of productivity, customer satisfaction and operational efficiency. Our patented concept of ‘continuous planning and scheduling’ incorporates customer demand forecasting, long and short term capacity planning, shift planning, real-time scheduling, mobility and location-based services, as well as on-going communication with the consumer on the expected arrival time of the service resource.

As the pioneers of the ‘W6’ concept more than 20 years ago, we have perfected solutions for solving a wide variety of problems on Who does What, for Whom, with What, Where and When. The combination of proven technology with educational services helps businesses find the right balance between reducing costs, increasing customer satisfaction, employee preferences and industry regulations/legislation. ClickSoftware’s solutions manage hundreds of thousands of resources in service businesses across a variety of industries and geographies. Our flexible deployment approach, breadth and depth of solutions and strong partnerships with leading CRM/ERP vendors and system integrators makes us the number one choice to deliver superb business performance to any organization. The Company is headquartered in the United States and Israel, with offices across Europe, and Asia Pacific. For more information, please visit www.clicksoftware.com or follow us on Twitter, the content of which is not part of this press release.

Safe Harbor for Forward Looking Statements
This press release contains express or implied forward-looking statements within the Private Securities Litigation Reform Act of 1995 and other U.S Federal securities laws. These forward-looking statements include, but are not limited to, those statements regarding expectations regarding future closing of contracts and our anticipated revenues for the third quarter ended on September 30, 2011 and the full year 2011. Such “forward-looking statements” involve known and unknown risks, uncertainties and other factors that may cause actual results or performance to differ materially from those projected. Achievement of these results by ClickSoftware may be affected by many factors, including, but not limited to, risks and uncertainties regarding the general economic outlook, the length of or changes in ClickSoftware’s sales cycle, ClickSoftware’s ability to close sales to potential customers in a timely manner and maintain or strengthen relationships with strategic partners, the timing of revenue recognition, foreign currency exchange rate fluctuations, and ClickSoftware’s ability to maintain or increase its sales pipeline. The forward-looking statements contained in this press release are subject to other risks and uncertainties, including those discussed in the "Risk Factors" section and elsewhere in ClickSoftware's annual report on Form 20-F for the year ended December 31, 2010 and in subsequent filings with the Securities and Exchange Commission. Except as otherwise required by law, ClickSoftware is under no obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise.